Cadwalader, Wickersham & Taft LLP 650 South Tryon Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

July 26, 2024

Rolaine Bancroft

Office Chief

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form SF-3
Filed June 18, 2024
File No. 333-280318

Dear Ms. Bancroft:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed your letter dated July 15, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the Registrant’s registration statement (File No. 333-280318) on Form SF-3 as initially filed on June 18, 2024. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (“Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

David Burkholder   Tel 704 348 5309   Fax 704 348 5200   david.burkholder@cwt.com

Rolaine Bancroft, Esq.
July 26, 2024

The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

Prospectus Cover, page 2

2.	We note that your statement located on the Prospectus Cover stating that the certificates will represent interests in the issuing entity appears to be incomplete. Please revise.

The Registrant has revised Amendment No. 1 accordingly.

Risk Factors

Risks Related to Market Conditions and Other External Factors

The Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans, page 54

3.	We note your disclosure that the loss models used by the rating agencies to rate the certificates may not have accounted for the possible economic effects of the COVID-19 pandemic or the borrowers’ ability to make payments on the mortgage loans. Please add additional disclosure to explain why this is the case or revise this disclosure to the extent that it is no longer accurate.

The Registrant has revised Amendment No. 1 accordingly.

4.	We also note that, while the risk factor includes a statement indicating that it will be updated to reflect specific risks at the time of a future offering, disclosure in the form of prospectus should also be reflective of the information known or reasonably available to the registrant at the time of filing. This risk factor does not appear to reflect the current state of the COVID-19 pandemic and related market conditions, including as described in the final prospectuses for your recent shelf offerings. Please revise.

The Registrant has revised Amendment No. 1 accordingly.

Risks Relating to the Mortgage Loans

Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks, page 60

Rolaine Bancroft, Esq.
July 26, 2024

5.	We note your disclosure that an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property, is duplicated on this page. Please delete the duplicated disclosure.

The Registrant has revised Amendment No. 1 accordingly.

Risks Related to Conflicts of Interest

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests, page 113

6.	We note your disclosure that the underwriter entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law.

The Registrant has revised Amendment No. 1 to qualify it as subject to applicable law.

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 119

7.	We note your disclosure that the b-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the b-piece buyer for purposes of Securities Act Rule 192.

The Registrant has revised Amendment No. 1 to qualify it as subject to applicable law.

Annexes

Annex A-1 - Certain Characteristics of the Mortgage Loan and Mortgaged Properties, page A-1

8.	We note that the tables presenting certain characteristics of the mortgage loans and mortgaged properties reference historical information, such as financials and property

Rolaine Bancroft, Esq.
July 26, 2024

operating statistics, for the pool assets for years 2012, 2013, and 2014. Please update these tables where necessary to reflect more recent historical data on the pool assets and confirm that the tables will be updated to reflect the appropriate period of time for each offering.

The Registrant has revised Amendment No. 1 accordingly and confirms that the tables will be updated to reflect the appropriate period of time for each offering.

Annex A-3 - [Description of Top [Ten/Fifteen] Mortgage Loans and Additional Mortgage Loan Information], page A-3

9.	We note that the tables included in Annex A-3 reference data for various different timeframes. For example, the Property Information table on page A-3-1 refers to NOI calculations for the years 2012-2014. Additionally, the tables disclosing historical and current occupancy rates and operating history and other financial information on pages A- 3-2 and A-3-3 refer to data for the years 2018-2021. Please update this data to reflect, as appropriate, the relevant years for such information and confirm that the tables will be updated to reflect the appropriate period of time for each offering.

The Registrant has revised Amendment No. 1 accordingly and confirms that the tables will be updated to reflect the appropriate period of time for each offering.

Part II - Information Not Required in Prospectus

Item 14, Exhibits, page II-6

10.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed Exhibits 5.1 and 8.1 with Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Kunal K. Singh (w/o enclosures)
William H. Dunn, Esq. (w/o enclosures)